June 26, 2009

By EDGAR Electronic Transmission

Mr. Daniel Morris

Attorney - Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E. Mail Stop 3561

Washington, DC 20549

Re:	Darden Restaurants, Inc.

Form 10-K for the fiscal year ended May 25, 2008

Filed July 17, 2008

File No. 001-13666

Dear Mr. Morris:

This letter is in response to your letter dated June 9, 2009. We contacted Mr. Matt Spitzer of your office regarding an extension of the deadline for our response. He indicated we should inform you of the date we expect to complete our response in a letter filed through EDGAR. We expect to respond to your comments by July 20, 2009.

We appreciate your time and attention to this matter. Please do not hesitate to contact the undersigned at 407-245-4424 or Douglas Wentz, Senior Associate General Counsel at 407-245-5811 if you have any further questions.

Respectfully,

DARDEN RESTAURANTS, INC.

By:	/s/ Cindy M. Swinson
Cindy M. Swinson
Assistant Secretary